Exhibit 1.01
Conflict Minerals Report 2024

Overview of Apple’s commitment to responsible sourcing

At Apple, our respect for human rights begins with our commitment to treating everyone with dignity and respect. In alignment with the United Nations Guiding Principles on Business and Human Rights (“UN Guiding Principles”), we conduct human rights and environmental due diligence in our supply chain to identify risks and work to mitigate them. We also work to identify and remedy potential adverse impacts, track and measure our progress, and report our findings.

Apple is committed to sourcing, using, and recycling the materials that we rely on in a way that meets our high standards for labor, human rights, and environmental stewardship. We aim to one day make our products and packaging solely from responsibly sourced recycled or renewable materials — while maintaining our same rigorous standards of quality and durability for our products. By the end of 2025, Apple plans to use 100 percent recycled cobalt in all Apple-designed batteries1; 100 percent recycled tin soldering and 100 percent recycled gold plating in all Apple-designed rigid and flexible printed circuit boards; and 100 percent recycled rare earth elements in all magnets across all products.

As we make progress toward these goals, we continue our work to source tin, tungsten, tantalum and gold (“3TG”) and other minerals responsibly. Although Apple does not source primary material directly from mine sites, our responsible minerals sourcing program includes requirements that apply to all levels of Apple’s supply chain.

As of December 31, 2024 — for the tenth consecutive year — 100 percent of the identified smelters and refiners in our supply chain for all applicable Apple products manufactured during 2024 participated in an independent third-party conflict minerals audit for 3TG. These audits encompassed the identified smelters and refiners that provide materials for the following Apple product categories: iPhone®, Mac®, iPad®, AirPods®, Apple TV®, Apple Watch®, Apple Vision ProTM, Beats® products, HomePod®, HomePod mini®, Apple Card®, and all Apple® accessories.

Based on our due diligence, including analyzing the information provided by third-party audit programs, upstream traceability programs, independent reporting, and our suppliers, we found no reasonable basis for concluding that any smelters or refiners of 3TG identified in our supply chain as of December 31, 2024 directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo (“DRC”) or an adjoining country.

In response to reports of escalating regional conflict, as well as smuggling and illegal taxation, in June 2024 Apple issued a notification to its suppliers to cease the sourcing, directly or indirectly, of 3TG for Apple parts and products from the DRC and Rwanda.

Apple remains committed to supporting local organizations that do vital work in and around mining communities. In addition to our work to strengthen industrywide due diligence programs operating in areas where 3TG minerals are sourced, we engage with and support a broad range of multistakeholder and community initiatives. Input from stakeholders and rights-holders across our supply chain contributes to our robust due diligence program and we believe drives industrywide progress.

1 Apple’s commitment is to use 100 percent recycled cobalt, using mass balance allocation, in all Apple-designed batteries by 2025.

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The below chart summarizes the comprehensive set of tools we utilize to drive progress throughout our supply chain.2

OECD Step 1: Establish strong company management systems

Apple has robust internal policies and management systems overseeing its efforts for the responsible sourcing of minerals. We are committed to meeting and exceeding the expectations for responsible sourcing of primary minerals and recycled materials outlined in the Organisation for Economic Co-operation and Development’s (“OECD”) 2016 Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related Supplements (“OECD Due Diligence Guidance”). Conducting human rights and environmental due diligence in alignment with the OECD Due Diligence Guidance and the UN Guiding Principles is the foundation of Apple’s responsible sourcing program for primary and recycled materials.

Apple seeks to conduct business ethically, honestly, and in compliance with applicable laws and regulations. This applies to every business decision in every area of the company worldwide.

Apple’s Supplier Code of Conduct and Responsible Sourcing of Materials Standard

Apple’s Supplier Code of Conduct (the “Code”), which includes Apple’s Supplier Responsibility Standard on the Responsible Sourcing of Materials (“Responsible Sourcing Standard”) requires suppliers, smelters, refiners, and recyclers in our supply chain to identify and assess a broad range of risks beyond conflict, including social, environmental, and human rights risks. It applies to all levels of Apple’s supply chain, including traders, suppliers, sub-suppliers, mining companies, and operators of collection points for recycled materials used in Apple products. Suppliers are also required to review reported incidents and public allegations linked to their smelters and refiners, and to participate in 3TG traceability and independent third-party audit programs to mitigate identified risks.

2 More information on Apple’s Responsible Minerals Sourcing program is available at www.apple.com/supply-chain/

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The Code and Responsible Sourcing Standard are based on industry best practices and internationally accepted principles, including the UN Guiding Principles, the International Labour Organization’s International Labour Standards, and the OECD Due Diligence Guidance.

The Code outlines Apple’s requirements for its suppliers in the areas of labor and human rights, health and safety, the environment, ethics, and management systems. The Responsible Sourcing Standard specifically outlines Apple’s extensive requirements on the responsible sourcing of minerals and other materials, including expectations for suppliers concerning 3TG due diligence and related sourcing matters. The Code, including the Responsible Sourcing Standard, is available in 18 languages and evaluated and strengthened regularly, raising the bar suppliers must meet.

Other relevant Apple policies

•
Business Conduct Policy: Apple expects its suppliers, contractors, consultants, and other business partners to follow the Business Conduct Policy’s principles of honesty, respect, confidentiality, and compliance when providing goods or services to Apple or acting on its behalf. The  Business Conduct Policy applies to all full- and part-time employees of Apple and its subsidiaries and provides a standard guide for what is required of everyone at Apple.

•	Human Rights Policy: Governs how Apple treats everyone, from customers and teams to business partners and people at every level of its supply chain.
•
Global Whistleblowing Policy: Applies to individuals who have a business relationship with Apple and have concerns about possible wrongdoing that involves Apple. This includes but is not limited to all current and former employees; directors and officers; and contractors and subcontractors of Apple and its subsidiaries. It sets out Apple’s commitment to protecting and supporting individuals who report such concerns. Apple’s external helpline is available for both internal and external parties to report concerns, and provides the option of anonymous reporting, where permissible under applicable laws.

•
Third Party Code of Conduct: Sets out the legal and ethical standards required of businesses that associate themselves with Apple’s brand. It applies to distributors, resellers, services providers, carriers, and any other third party not covered by Apple’s Code.

Relevant Apple management systems

•
Environment and Supply Chain Innovation (“ESCI”) team: Within Apple’s Worldwide Operations group, ESCI has primary responsibility for upholding Apple’s values across its global supply chain. The ESCI team coordinates efforts related to Apple’s Code and Responsible Sourcing Standard and works across Apple’s business teams and functions, including product design, manufacturing operations, environmental initiatives, procurement, legal, finance, and retail. The ESCI team also regularly reports to, and consults with, Apple’s senior management to review progress and set ongoing strategies for our responsible sourcing of materials and human rights and environmental due diligence efforts.

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Board oversight

•	Board of Directors: Oversees Apple’s Chief Executive Officer and other senior management in the competent and ethical operation of Apple on a day-to-day basis.
•
Audit and Finance Committee: Consisting entirely of independent directors, the committee assists Apple’s Board of Directors in monitoring significant business risks, including operational and reputational risks.

•
Nominating and Corporate Governance Committee: Consisting entirely of independent directors, the committee assists Apple’s Board of Directors in overseeing Apple’s strategies, policies, and practices relating to environmental and social matters.

Supplier engagement

Apple requires its suppliers to adhere to the Code and the Responsible Sourcing Standard, including any subsequent amendments or updates. Each year, through our Code assessment process, suppliers are evaluated against more than 500 criteria to verify their compliance and identify areas for improvement. These assessments are conducted globally by independent, third-party auditing firms that are accredited to meet international auditing standards. For select suppliers that report to Apple the use of 3TG in their parts and products this may also include working with an independent audit firm to conduct specialized responsible sourcing audits. Following audits, suppliers are given a list of areas to strengthen with regard to the Code and Responsible Sourcing Standard, and the supplier is required to correct these areas within a specified timeframe.

Suppliers are also required to apply Apple’s requirements upstream to their own suppliers throughout all levels of the supply chain. In this way, and through direct outreach by Apple to all 3TG smelters and refiners identified in its supply chain, Apple implements its requirement that smelters and refiners in its supply chain comply with Apple’s strict standards, including participation in independent third-party audit programs.

We annually communicate our 3TG sourcing requirements to suppliers. Additionally, throughout the year we engage with suppliers using tailored communication and guidance, including:

•	Conducting annual 3TG due diligence training webinars with suppliers that have reported to Apple the use of 3TG in parts and products.
•	Providing suppliers access to SupplierCare, our supplier communication platform, which enables suppliers to reach out to us with questions at any time.
•	Offering online training materials in multiple languages that focus on Apple’s due diligence expectations and requirements for 3TG reporting, among other topics.
•
Maintaining a dedicated Apple email that allows suppliers to report concerns or grievances related to 3TG mining, processing, and trading. The concerns or grievances submitted are reviewed by Apple, and follow-up activities are conducted when appropriate.

If we discover our standards are not being met, we provide support to help suppliers complete a corrective action plan, in line with the OECD Due Diligence Guidance framework of progressive improvement, to meet and exceed our requirements within the timeline identified as a result of the assessment. Timelines for corrective actions typically range between 30 and 90 days. If a supplier is unwilling or unable to meet Apple’s requirements, they risk removal from our supply chain.

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We also utilize information from industrywide grievance and allegations mechanisms at the smelter and refiner level and have supported whistleblowing programs deeper in the supply chain at the mining level. These programs are discussed further in Step 2 of this report.

In June 2024, due to escalating regional conflict and taking into consideration reports from external expert stakeholders — including the United Nations Group of Experts on the DRC, the United States Department of State, and the Responsible Minerals Initiative (“RMI”), Apple issued a notification to its suppliers to cease the sourcing, directly or indirectly, of 3TG for Apple parts and products from the DRC and Rwanda. Apple has conducted ongoing engagement with suppliers to address questions, and to help suppliers as they work to adjust their sourcing in alignment with the notification.

Civil society and industry engagement

We are committed to working in collaboration with stakeholders beyond our supply chain. As part of this commitment, we regularly review and gather feedback on Apple’s programs and wider industry initiatives by engaging with experts from civil society, non-governmental organizations (“NGOs”), industry, academia, and government on human rights, the environment, and minerals sourcing. We work with these groups, including through convening expert roundtables, to discuss strategies for increasing the effectiveness and innovation of approaches to the responsible sourcing of recycled and primary sourced minerals in supply chains.

In 2024, we continued our active participation and leadership in multiple industry associations and multistakeholder initiatives. Apple representatives were featured on multiple panels at the Responsible Business Alliance’s (“RBA”) and RMI annual conference and continued to serve on:

•	The Steering Committee of the RMI
•	The Governance Committee of the Public Private Alliance for Responsible Minerals Trade (“PPA”)
•	The United States State Department Advisory Committee on Responsible Business Conduct
•	The OECD’s Multistakeholder Steering Group

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OECD Step 2: Identify and assess risks in the supply chain

We work at multiple levels in our supply chain to continuously identify and assess risks in our minerals supply chains. The priority materials outlined in our Material Impact Profiles3 were identified based, in part, on their salient environmental and human rights supply chain risks. We use this analysis to inform our process to map and conduct enhanced due diligence on priority materials in Apple’s supply chain, including high-risk materials, such as gold. We also work with industry to promote effective and transparent systems that allow these and other materials to be sourced responsibly by others.

A foundational step in Apple’s 3TG risk assessment process is the requirement that all suppliers that utilize 3TG for Apple parts and/or products submit to Apple an industry-standard Conflict Minerals Reporting Template (“CMRT”). We collect and process data provided by suppliers through their completion of the CMRT to map our supply chain to the smelter and refiner level and, to the extent available, to the mining level. Our Responsible Sourcing Standard requires suppliers to identify risks in their minerals supply chains, including risks outlined in Annex II of the OECD Due Diligence Guidance, such as conflict or human rights risks associated with 3TG.

We continue to innovate, develop, and scale tools to enhance risk identification and assessment beginning at the mining level, and emphasize the importance of cross-industry and multistakeholder collaboration in the use and refinement of these tools in order to drive greater collective impact across global supply chains. This includes a variety of tools aimed at enhancing risk identification and assessment for RMI members, such as the Risk Readiness Assessment, Grievance Mechanism, and Materials Insights Platform tools. In 2024, we also continued our work with the natural resource-focused NGO, IMPACT, to support the continued development of solutions to measure and track supply chain activities related to social and environmental well-being in artisanal and small-scale mining (“ASM”) communities.

Supporting mining communities

Apple believes in supporting systemic progress in mineral supply chain due diligence, which requires us to work to address allegations beyond those that could affect Apple’s own supply chain. Accordingly, we have taken steps to engage with a broad group of stakeholders to identify, assess, and mitigate risks collectively. This includes reviewing public allegations from civil society groups and analyzing investigative reports by international organizations, including NGOs and the United Nations Group of Experts on the DRC.

Apple believes that supporting rights-holders at the mining level is critical to identifying and assessing risks in 3TG supply chains. In 2024, we continued our support for human rights and environmental defenders, rights awareness and vocational education programs, and whistleblowing mechanisms in mining areas in the DRC.

OECD Step 3: Design and implement a strategy to respond to identified risks

We implement our due diligence program and conduct supply chain analysis by leveraging information gained from independent research, engaging with civil society groups and rights-holders, analyzing independent third-party audits and information from upstream traceability and due diligence programs, and working directly with smelters and refiners to respond to risks identified in our supply chain.

3 Available at apple.com/environment/pdf/Apple_Material_Impact_Profiles_April2019.pdf

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We closely monitor completion of independent third-party audits and corrective action plans by the smelters and refiners in our supply chain. If smelters or refiners delay implementation of corrective action plans developed by third-party audits, we conduct applicable smelter or refiner outreach to reiterate that completion and closure of corrective action plans are required in order to remain in our supply chain.

If smelters or refiners are unable or unwilling to meet our standards, we take necessary actions, through our suppliers, to terminate the applicable business relationships. Since 2009, Apple has directed the removal of 203 3TG smelters and refiners from our supply chain.4 As of December 31, 2024, we found that all identified smelters and refiners in our supply chain participated in an independent third-party audit that met Apple’s requirements for the responsible sourcing of minerals.

Apple also works to address remaining challenges in the global supply chain for gold through its due diligence program, which is aligned with the OECD Due Diligence Guidance Supplement on Gold. Apple requires certification from the RMI’s Responsible Minerals Assurance Process (“RMAP”) or the London Bullion Market Association’s  (“LBMA”) Responsible Gold Program for gold refiners in our supply chain. We also prioritize gold in our efforts to transition to recycled and renewable materials in our products, and 100 percent of our recycled gold refiners are audited.

OECD Step 4: Carry out independent third-party audits of smelter/refiner’s due diligence practices

Since 2015, we have continued to reach a 100 percent rate of participation in independent third-party audit programs by identified 3TG smelters and refiners in our supply chain.

Apple believes independent third-party audits remain foundational to robust due diligence systems. In particular, third-party audits play a significant role in providing assurance that smelters and refiners have appropriate due diligence systems in place, while helping to confirm that operations and sourcing practices are aligned with the OECD Due Diligence Guidance and do not support conflict, including in the DRC or adjoining countries.

4 The total number of smelters and refiners directed to be removed from Apple’s supply chain since 2009 represents a cumulative count with smelters and refiners only counted once, when first removed from Apple’s supply chain. Smelters and refiners may subsequently re-enter the supply chain if they meet Apple’s Code and Responsible Sourcing Standard and other 3TG mineral requirements.

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OECD Step 5: Report annually on supply chain due diligence

Apple reports annually on its due diligence requirements through its Conflict Minerals Report filed with the U.S. Securities and Exchange Commission. Apple also publishes a list of all identified 3TG, cobalt, and lithium smelters and refiners in its supply chain, 100 percent of which participated in independent third-party audits as of December 31, 2024. In addition, we publish the following:5

•	Apple Supplier List (based on direct spend for materials, manufacturing, and assembly of Apple products worldwide)
•	Environmental Progress Report
•	Material Impact Profiles
•	People and Environment in our Supply Chain Report
•	Product Environmental Reports
•	Smelter and Refiner List
•	Statement on Efforts to Combat Human Slavery and Trafficking

Determination

Through our smelter and refiner identification and validation process, we have identified a total of 234 smelters and refiners that processed 3TG in our supply chain during 2024. Of all 234 smelters and refiners of 3TG determined to be in our supply chain as of December 31, 2024, Apple found no reasonable basis for concluding that any such smelter or refiner sourced 3TG that directly or indirectly financed or benefited armed groups in the DRC or an adjoining country. The challenges of tracking specific mineral quantities through the supply chain continue to impede the traceability of any specific mineral shipment through the entire product manufacturing process.

Apple believes that the 3TG contained in our products originated from the countries listed in Annex I, as well as from recycled and scrap sources. Apple’s reasonable country of origin inquiry is based on information provided by third-party audit information received through the RMI RMAP and the LBMA, and additional information collected by Apple using other sources such as the U.S. Geological Survey, a survey of smelters and refiners, and third-party reviews of publicly available information. As smelters and refiners report their country of origin information at an aggregate level for all 3TG material processed by them on behalf of all of their customers, and not specifically for 3TG material used or processed for Apple’s supply chain, Apple cannot always determine the countries of origin of the 3TG actually contained in our specific parts and products.

About this report

This report has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2024 to December 31, 2024. Information contained on the websites referenced in this report is not part of, or incorporated by reference into, this filing. Information presented in this report is based on calendar years.

Apple believes it constitutes a “downstream” company in that Apple’s suppliers purchase cassiterite, columbite-tantalite (“coltan”), wolframite, gold, or their derivatives, which presently are limited to tin-, tungsten-, tantalum-, and gold-related materials after processing by smelters or refiners. Apple does not source primary material directly from mine sites.

This report relates to the process undertaken in accordance with OECD Due Diligence Guidance for Apple products that were manufactured, or contracted to be manufactured, during 2024 and that contain 3TG. These product categories are iPhone®, Mac®, iPad®, AirPods®, Apple TV®, Apple Watch®, Apple Vision ProTM, Beats® products, HomePod®, HomePod mini®, Apple Card®, and all Apple® accessories. Third-party products that Apple retails but does not manufacture or contract to manufacture are outside the scope of this report.

5 All referenced reports can be found via the following links:
www.apple.com/supply-chain/
apple.com/environment
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The smelters and refiners identified in this report include those producing inputs for service or spare parts contracted for manufacturing in 2024 for use in connection with the subsequent service of previously sold products, including products serviced in subsequent years using those parts. This report does not include smelters of tin, tungsten, or tantalum or refiners of gold where such 3TG are included in end-of-life service parts for products that Apple no longer manufactures or contracts to manufacture.

This report’s use of the terms “smelters” and “refiners” refers to the facilities processing primary 3TG to retail purity. Apple suppliers have in some cases reported smelters and refiners that Apple believes are not operational or may have been misidentified as smelters and refiners. As a result, Apple continues to work with the RMI to determine accurate operational status of the smelters and refiners and to work with suppliers throughout its supply chain to revalidate, improve, and refine their reported information, taking into account supply chain fluctuations and other changes in status or scope and relationships over time. “Identified” smelters and refiners are those that (i) have been reported in a supplier’s CMRT, (ii) Apple believes are currently operational, were operational at some point during the applicable year, or, while inoperative, capable of re-engagement with minimal delay or effort, and (iii) otherwise meet the definition of a smelter or refiner, provided that Apple may determine to treat a third party as an identified smelter or refiner notwithstanding a reclassification of such third party or a change in its status. As part of its reasonable country of origin inquiry, Apple has determined that certain suppliers are utilizing at least some 3TG from secondary materials (i.e., scrap or recycled materials). Facilities that process only secondary materials (i.e., scrap or recycled materials) are excluded from the scope of this report.

Participating smelters and refiners are those that have agreed to participate in or have been found compliant with independent third-party conflict minerals audit programs confirming their 3TG sourcing practices. Such programs may also include audits of traceability requirements, conformity with the OECD Due Diligence Guidance, management systems, and/or risk assessments. Independent third-party 3TG audit programs include the RMI’s RMAP and the LBMA’s Responsible Gold Program. Throughout this report, the audits by these programs are included in references to “independent third-party audit” programs.

This report contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Forward-looking statements provide current expectations of future events based on certain assumptions and include statements about our plans to use recycled minerals in our products, the timing thereof, and any statement that does not directly relate to any historical or current fact. Forward-looking statements can be identified by words such as “future,” “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “will,” “would,” “could,” “can,” “may,” and similar terms. Forward-looking statements are not guarantees of future performance and our actual results may differ materially from the results expressed or implied in the forward-looking statements. Factors that might cause such differences include, but are not limited to, effects of global or regional economic conditions, any failure to meet stated targets, goals, and commitments, and execute our strategies in the time frame expected or at all. More information on risks, uncertainties, and other potential factors that could affect our business and performance is included in our filings with the U.S. Securities and Exchange Commission, including in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the company’s most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent filings.

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ANNEX I: Countries of Origin of 3TG

Argentina	Ghana	Papua New Guinea
Australia	Greece	Peru
Austria	Guinea	Philippines
Azerbaijan	Guyana	Portugal
Bolivia	Honduras	Russia ***
Bosnia and Herzegovina	Indonesia	Rwanda*,**
Brazil	Japan	Saudi Arabia
Bulgaria	Kazakhstan	Senegal
Burkina Faso	Kenya	Sierra Leone
Burundi*	Lao People’s Democratic Republic	Slovakia
Canada	Liberia	South Africa
Chile	Madagascar	South Korea
China	Malaysia	Spain
Colombia	Mali	Suriname
Congo, Democratic Republic of the*,**	Mauritania	Sweden
Côte d’Ivoire	Mexico	Tajikistan
Dominican Republic	Mongolia	Tanzania*
Ecuador	Morocco	Thailand
Egypt	Mozambique	Turkey
Eswatini	Myanmar	Uganda*
Ethiopia	Namibia	United Kingdom
Finland	New Zealand	United States of America
France	Nicaragua	Uzbekistan
French Guiana	Nigeria	Vietnam
Georgia	Norway	Zambia*
Germany	Panama	Zimbabwe

* Indicates countries covered under the U.S. Securities and Exchange Commission conflict minerals reporting rules.

** As of June 2024, Apple issued a notification to its suppliers to cease the sourcing, directly or indirectly, of 3TG for Apple parts and products from the DRC and Rwanda.

*** Any minerals are in the global supply chain in accordance with applicable sanctions laws.

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